FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2005

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F    X         Form 40-F
                                    -----                 -----

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                                 Yes            No
                                      -----          -----

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC


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This Form 6-K consists of:

The announcement on entering into a Strategic Alliance Agreement with Telefonica Internacional S.A, made by China Netcom Group Corporation (Hong Kong) Limited (the "Registrant") in English on November 14, 2005.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

                                      CNC
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 906)

                                 ANNOUNCEMENT
        STRATEGIC ALLIANCE AGREEMENT WITH TELEFONICA INTERNACIONAL S.A.

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The Company has entered into a Strategic Alliance Agreement with Telefonica
Internacional S.A. on 14 November 2005, pursuant to which the Company and Telefonica agreed to use reasonable efforts to negotiate in good faith a strategic relationship for co-operation in a broad range of areas and agreed, subject to compliance with applicable laws, to enter into separate definitive agreements within six months (or such longer period as may be mutually agreed by the parties) in certain areas of co-operation to supplement the terms of the Strategic Alliance Agreement.

Except for those provisions which are expressly stated to come into effect after the signing of the Strategic Alliance Agreement, the Strategic Alliance Agreement shall only become effective upon the completion of acquisition of the Additional Portion by Telefonica, which may be purchased principally from one or more existing non-public minority domestic PRC beneficial shareholders of the Company, the obtaining of all necessary PRC governmental, regulatory or similar consents and board approvals required by each of the Company and Telefonica to perform its obligations under the Strategic Alliance Agreement, and none of the undertakings, representations and warranties thereto being found to be untrue or incorrect in any material respect.

The Strategic Alliance Agreement may or may not become effective. Investors are advised to exercise caution in dealing in the securities of the Company.

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Strategic Alliance Agreement

The Company is pleased to announce that the Company has entered into a SAA with Telefonica on 14 November 2005. Pursuant to the terms of the SAA, the Company and Telefonica shall build on the memorandum of understanding signed between them on 21 July 2005 to negotiate in good faith a strategic relationship for co-operation in a broad range of areas.

Areas of strategic co-operation

Subject to Telefonica becoming the beneficial owner of not less than the Threshold Percentage and compliance with applicable laws, the Company and Telefonica will, for a period of 6 months from the date of this Agreement, use reasonable efforts to negotiate in good faith a strategic relationship for cooperation in the following areas.

The possible areas of co-operation between the parties include: (a) international business area (including voice and IP Peering and IP MPLS); (b) the existing overseas business of the Company and its parent company subject to due diligence, agreeing on valuation and obtaining necessary approvals; (c) subject to due diligence, agreeing on valuation and obtaining necessary approvals, the provision of telecommunication businesses and services in the southern provinces in the PRC; (d) call center business (including worldwide call center services for Beijing Olympics 2008 and joint call center for outsourcing services); (e) management exchange involving senior managers from each of Telefonica and the Company for every six months during the term of the SAA; (f) co-operation and sharing in the areas of business development, network operations, customer acquisition and management, technology implementation, sales, marketing and branding in the PRC; (g) co-operation in the purchasing of technology, end-user equipment, infrastructure, distribution or usage rights and other components required to provide both fixed-line, broadband and wireless communications services; (h) technological assistance and knowledge transfer provided by Telefonica in the areas of value-added services, business solutions for small-and-medium-sized enterprises, IPTV solutions, mobile content services and other related areas; (i) the provision of mobile service, including, but not limited to, infrastructure, distribution or usage rights and other components required within the PRC when any mobile service licence has been issued in favour of the Company or its parent company; and (j) other forms of co-operation as may be mutually agreed by Telefonica and the Company (other than the areas set out in (a) to (i) above).

Sole Partner Status

Telefonica shall ensure that the Company will be selected as its sole partner within the PRC for any form of co-operation in the telecommunications business. Without prejudice to the foregoing obligation of Telefonica, in the event that the Company wishes to engage an international telecommunications operator in the areas referred to in:

o (a) to (i) above, but the Company decides not to co-operate with Telefonica, the Company and Telefonica shall enter into good faith discussions to explore the possibility of Telefonica co-operating with another third party in the relevant telecommunications business within the PRC in such an event; and

o (j) above, but the Company decides not to cooperate with Telefonica, the Company shall inform Telefonica of its intention to engage or cooperate with another international telecommunications operator but is not bound to enter into any good faith discussions with Telefonica.

Telefonica also acknowledges and agrees that the provisions of the SAA shall not affect, directly or indirectly, any existing agreements, arrangements or memoranda of understandings currently under discussion between the Company, its parent company any of their respective Affiliates with any third parties, including but not limited to PCCW Limited.

Exclusivity

The Company has undertaken to Telefonica that, for a period of 6 months from the date of the SAA, it will not and its Affiliates will not enter into any advanced discussion, negotiation or enter into any agreement or arrangement with any person other than Telefonica relating to possible cooperation in the existing overseas business of the Company and its parent company, and the possible provision of telecommunication businesses and services in the southern provinces in the PRC.

Board representation

Telefonica shall be entitled to nominate a representative to the Board when it holds 5% of the equity interest of the Company, and being the beneficial owner of not less than the Threshold Percentage, Telefonica is entitled to nominate a second director to the Board. The number of representatives that Telefonica is entitled to appoint to the Board shall be increased if its shareholding interest in the Company increases. In addition, subject to Board approval, directors nominated by Telefonica shall be entitled to sit on the strategic planning committee or other committees of the Company. The nomination and the appointment of the directors nominated by Telefonica shall be in compliance with the articles of association of the Company, and shall be subject to compliance with qualification requirements under the Listing Rules and applicable laws.

Lock-up of Shares

Subject to certain exceptions, Telefonica has agreed that it shall not, and shall procure that none of its Affiliates shall, transfer any portion or all of the Additional Portion to any third party during the Lock-up Period. After expiry of the Lock-up Period, Telefonica has agreed that it shall not, and shall procure that none of its Affiliates shall (a) transfer more than 25% of its Shares or such number of Shares comprising more than 2.5% of the total issued and outstanding Shares, whichever is the greater, in any calendar quarter; or (b) effect any transfer which might result in a disorderly market in respect of the price or trading volume of the Shares.

Non-Competition

At any time during the term of the SAA, or for as long as the Company continues to be the sole partner of Telefonica pursuant thereto, whichever is the longer period, Telefonica shall not, and shall procure that its Affiliates shall not, without the prior written consent of the Company (except through the strategic alliance with the Company) either alone or jointly with any person, through or on behalf of itself or any person, directly or indirectly in the PRC carry on or be interested in any business in competition with the business of the Company.

Anti-dilution

Subject to Telefonica being the beneficial owner of not less than 9.9% of the entire issued share capital of the Company outstanding from time to time, compliance with applicable laws and certain exceptions described in the SAA, in the event that the Board resolves to issue any new Shares, or any securities convertible into or exchangeable into Shares or any warrants or other rights to subscribe for Shares ("Securities Issuance"), the Company shall treat Telefonica equally with the other public shareholders of the Company and will give Telefonica an equal opportunity as other public shareholders to subscribe for such number of new Shares or any securities convertible into or exchangeable into Shares or any warrants or other rights to subscribe for Shares on the same terms and conditions as such Securities Issuance are issued to the other public shareholders so as to maintain Telefonica's proportionate interest in the Company immediately prior to the Securities Issuance. Such Securities Issuance will be made in compliance with the requirements under the Listing Rules.

Effectiveness of the SAA

Except for those provisions which are expressly stated to come into effect after the signing of the SAA, the SAA will only become effective upon the satisfaction of the following conditions precedent:

(a)   the completion of acquisition of the Additional Portion by Telefonica;

(b) all necessary PRC governmental, regulatory or similar consents and board approvals required by each party to perform its obligations under the SAA having been obtained;

(c) none of the undertakings, representations and warranties being found to be, or no event occurring or matter arising which renders any of the undertakings, representations and warranties, untrue or incorrect in any material respect.

Termination of SAA

Unless agreed otherwise between the parties, the SAA will terminate with immediate effect upon the occurrence of (a) a change of Control of the Company; or (b) if the Company or its parent company acquires or is acquired by or merged with a Chinese telecommunications operator or a restructuring of the PRC telecommunications industry occurs; or (c) if any international telecommunications operator (other than Telefonica) makes an equity investment in 5 per cent. or more of the outstanding issued Shares or if any representative of any international telecommunications operator (other than Telefonica) is appointed as a director of the Company without the prior written agreement between the Company and Telefonica; or (d) if Telefonica's or the Company's rights under the SAA do not prevail following a material breach thereof by the other party. The SAA may be terminated by the non-defaulting party by giving not less than 60 days' notice to the other party.

Public float

Telefonica agrees that without the prior written consent of the Company, it will not subscribe or purchase, whether directly or indirectly through any associate (as defined in the Listing Rules), any additional Shares or any securities convertible or exchangeable into Shares or any rights to subscribe for Shares of the Company which would result in the Company not being able to maintain its minimum public float.

Information on the Company

The Company is incorporated in, and its shares are listed on the Stock Exchange and its ADSs are listed on the New York Stock Exchange. The Company is a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region.

Information on Telefonica

Telefonica is an independent third party not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. Telefonica is one of the largest telecommunications operators in the world with a strong track record of developing and operating across 18 countries in Europe, Latin America and Africa. Telefonica currently manages approximately 140 million customers in its operations worldwide.

General

The Company will negotiate in good faith with Telefonica as to the form and the terms of co-operation to be set out in separate definitive agreements and such agreements may or may not ultimately be entered into. No further indication can be given by the Company of the timing and details of the co-operation at this stage. Further announcements will be made by the Company when the terms of the separate definitive agreements are finalised and a director nominated by Telefonica is appointed to the Board.

The SAA may or may not become effective. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

Definitions

In this announcement, the following capitalised terms have the meanings as ascribed to them:

"Additional Portion"             any additional Shares to be acquired by
                                 Telefonica after the date of this Agreement,
                                 which may be purchased principally from one
                                 or more existing non-public minority domestic
                                 PRC beneficial shareholders of the Company,
                                 representing the difference between the
                                 existing stake of 5 per cent. of the
                                 outstanding issued Shares held by Telefonica
                                 and 9.9% of the entire issued share capital
                                 of the Company outstanding from time to time
"Affiliate"                      with respect to any person, any third party
                                 that directly or indirectly through one or
                                 more intermediaries, Controls or is
                                 Controlled by such person or is under direct
                                 or indirect common Control with such person
"Board"                          the board of directors of the Company
"Company"                        China Netcom Group Corporation (Hong Kong)
                                 Limited, a company incorporated in Hong Kong
                                 with limited liability and whose shares are
                                 listed on the Stock Exchange and whose ADSs
                                 are listed on the New York Stock Exchange
"Control"                        directly or indirectly entitled to exercise or
                                 control the exercise of 30 per cent of the
                                 voting power of a company at general meetings,
                                 or the possession of the power to control the
                                 composition of a majority of the board of
                                 directors of a company and "Controlled" and
                                 "Controls" shall be construed accordingly
"IP MPLS"                        Internet Protocol Multi Protocol Label
                                 Switching
"IP Peering"                     the act of one national Internet backbone
                                 provider accepting and passing traffic from
                                 another national provider
"Listing Rules"                  The Rules Governing the Listing of Securities
                                 on the Stock Exchange
"Lock-up Period"                 the period from the date which Telefonica
                                 first acquired any Additional Portion after
                                 the date of this Agreement and until the
                                 third anniversary thereof
"PRC"                            the People's Republic of China, but for the
                                 purposes of the SAA excludes Taiwan and the
                                 special administrative regions of Hong Kong
                                 and Macau
"SAA"                            the Strategic Alliance Agreement dated 14
                                 November, 2005 entered into between the
                                 Company and Telefonica
"Shares"                         ordinary shares of US dollar 0.04 each in the
                                 share capital of the Company
"Stock Exchange"                 The Stock Exchange of Hong Kong Limited
"Telefonica"                     Telefonica Internacional S.A., a company
                                 incorporated in Spain
"Threshold Percentage"           means a minimum threshold ownership of 9.9
                                 per cent. in the entire issued share capital of the Company outstanding from time to time

                             For and on behalf of
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                Zhang Chunjiang
                                   Chairman

Hong Kong, 14 November 2005

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Mok Kam Wan
                              -----------------






                          Name:    Zhang Xiaotie and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:  November 14, 2005